Dave Carson

President of the Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

(513) 346-4193

dcarson@ultimusfundsolutions.com

August 22, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Response to Staff’s Comments on Form N-1A for the Centaur Mutual Funds Trust ( CIK#: 0001295908) (the “Registrant”), on behalf of its new series, to be called the Copley Fund (the “Fund”) (File Nos. 333-117597 and 811-21606)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Ms. Holly Hunter-Ceci, Esq. of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on June 30, 2022 and by Ms. Karen Rossotta, Esq. of the Staff on August 12, 2022,, in connection with the Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A, filed on June 3, 2022, (Accession No. 0001398344-22-011482) concerning its new series, the Fund. This new series is intended to be a “shell” fund to affect through the reorganization of an existing fund, Copley Fund, Inc. (CIK#: 0000721291). For your convenience, a summary of the Staff’s comments is set forth below, along with the Registrant’s responses to such comments.

Comment #1

At page 3 of the registration statement, please confirm whether accumulation of dividend income is an investment objective of the Fund.

Response to Comment #1

The accumulation of dividend income is not an investment objective of the Fund.

Comment #2

At page 3, in the table disclosing the Fees and Expenses of the Fund, please clarify in footnote 1 to the table that the net assets disclosed are the net assets of the Predecessor Fund.

Response to Comment #2

The registration statement will be updated to reflect that the net assets disclosed in footnote 1 to the Fees and Expenses Table refers to the net assets of the Predecessor Fund.

Comment #3

At page 4, in the paragraph disclosing Portfolio Turnover, the defined term “Predecessor Fund” need not be defined at that place as the term “Predecessor Fund” is defined previously earlier in the registration statement.

Response to Comment #3

The Registrant notes that the definition of the term “Predecessor Fund” is previously defined earlier in the registration statement and will adjust the text accordingly by deleting the definition contained at page 4, in the paragraph disclosing Portfolio Turnover.

Comment #4

At page 4, in the Section entitled Principal Investment Strategies, in the 2nd paragraph, in the 2nd to last sentence, please explain in plain English what “derived ratios” are.

Response to Comment #4

The Registrant will rewrite that paragraph, eliminating any reference to “derived ratios” by deleting the phrase “and derived ratios” so that the 2nd paragraph of the Section entitled Principal Investment Strategies” will read as follows:

The equity securities in which the Fund invests are primarily common stocks. The Fund may also invest in American Depository Receipts (“ADRs”), preferred stocks, convertible securities, convertible bonds, and warrants. The Fund seeks to identify and invest in equity securities of (1) companies with strong balance sheets and (2) companies whose earnings growth potential enhances prospects for future increases in share price and dividend rates. Emphasis is placed on companies that the Adviser believes are financially strong, have a demonstrable record of growth, and are led by capable, proven, shareholder-sensitive management. The Advisor reviews several factors that are based on the data from companies’ balance sheet and income statements~~. These factors and derived ratios reflect~~ and evaluates the companies’ balance sheet strength and earnings growth capabilities. Additionally, the Advisor reviews management behavior in areas such as research and development and capital expenditures.

Comment #5

Please correct the signature block with respect to: identifying the Principal Executive Officer and Principal Financial Officer, and also correct the reference on the signature page to refer to the registration statement filing as being made pursuant to Rule 485(a) and not Rule 485(b).

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Response to Comment #5

The Registrant notes the scrivener’s error and represents to the Commission Staff that the Registrant had no intention of filing the registration statement pursuant to Rule 485(b). The Registrant will make the noted corrections in an amendment to the registration statement filed pursuant to Rule 485(a). The Registrant will also amend the registration statement to specifically identify the Principal Execute Officer and Principal Financial Officer in the same amendment to the registration statement.

Sincerely,

/s/ Dave Carson

Dave Carson

President

Centaur Mutual Funds Trust

cc:       Marc Rappaport at DCM Advisors, LLC

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton

Paul F. Leone at Ultimus Fund Solutions

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